February 17, 2021

Rebecca Marquigny, Esq.

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Ms. Marquigny:

This letter responds to telephonic comments you provided to Mr. Parker Bridgeport on January 25, 2021, relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Quantified Tactical Sectors Fund (the "Fund"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequent to this letter.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Registrant has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked version of relevant portion of the prospectus is attached to aid in the review of the Registrant's responses.

General

Comment 1. Please carry any revisions to all relevant portions of the prospectuses.

Response. The Registrant has carried over revisions to all relevant portions of the prospectuses.

Prospectus-Summary

Comment 2. Under the section entitled Fees and Expenses of the Fund, please include a reference to "sell" shares of the Fund.

Response. The Registrant has amended disclosures to a reference to "sell" shares of the Fund.

Comment 3. Under the Fee Table, if significant, please include a footnote disclosing that embedded costs of swaps and the operating expenses of the reference asset are not included in the fee table and an estimate of such costs.

Response. The Registrant does not believe these implied costs will be significant and, therefore, has not amended the Fee Table footnotes.

Comment 4. With respect to the Fee Table, please explain supplementally why Investor Class shares are subject to higher Other Expenses of 15 basis points than Advisor Class shares.

Response. The Registrant notes that Investor Class shares are expected to incur shareholder service expense in the nature of sub-transfer agent and sub-accounting fees. Similarly, Advisor Class shares are expected to incur shareholder service expense in the nature of sub-transfer agent and sub-accounting fees, but those will be paid out of the non-distribution portion of the 12b-1 Plan fees.

Comment 5. Please complete the expense examples table.

Response. The Registrant has completed the expense examples table.

Comment 6. Under Portfolio Turnover, please consider adding an explanation station that there is no historical turnover to report as the Fund has not yet commenced operations.

Response. Upon review, the Registrant believes that even without amending turnover disclosures shareholders will be aware of such a condition based on the totality of surrounding disclosures.

Comment 7. Under Principal Investment Strategies, please consider if there might be a clearer way to describe the relative functions performed by the adviser and sub-adviser including the trade placement function performed by the adviser.

Response. Upon review, the Registrant is not able to craft what it believes is a clearer way to describe the relative functions performed by the adviser and sub-adviser.

Comment 8. Under Principal Investment Risks, (a) if they can be known with reasonable certainty, please identify sectors to be held by the Fund; (b) describe the method used to identify sectors and sub-sectors; (c) and disclose whether a representative ETF can change and if so the frequency of and the basis for such change.

Response. The Registrant has amended disclosures. However, as to (a) the Fund is not able to identify sectors likely to be held with reasonable certainty because of the dynamic nature of the market. As to (b) the Registrant has amended disclosures to describe the method used to identify sectors and sub-sectors. As to (c) Registrant has amended disclosures to disclose whether a representative ETF can change and if so the frequency of and the basis for such change.

Comment 9. Under Principal Investment Strategies, please disclose how the sub-adviser determines that price momentum will not continue; or in another appropriate location, how the price momentum of the representative ETF impacts the effectiveness of the sub-adviser's strategy.

Response. The Registrant notes that the sub-adviser's momentum rank is proprietary and to divulge its construction or nature in detail would subject the sub-adviser to a competitive disadvantage. Consequently, the Registrant is not able to provide further details on this point. The Registrant notes that the risk disclosure "Subadviser's Investment Strategy Risk" includes "… market leader status based on historical analysis may not be predictive of future leadership status." The Registrant believes prospective shareholders are thus alerted to the risk that a representative ETF may not prove effective.

Comment 10. Under Principal Investment Strategies, please disclose how the sub-adviser considers the performance of industries within a sector.

Response. The Registrant notes that the sub-adviser's investment process is sector-based and therefore, the Registrant cannot offer meaningful industry-level disclosures.

Comment 11. Under Principal Investment Strategies, please disclose minimum holding period in days or some other measure of time.

Response. The Registrant has disclosed minimum holding period in months.

Comment 12. Under Principal Investment Strategies, please rephase the description of "risk mitigation tactics" taking a plain English approach.

Response. The Registrant has rephased disclosures of risk mitigation tactics by taking a plain English approach.

Comment 13. Under Principal Investment Strategies, please elaborate on how risk mitigation techniques inform buying decisions and leveraging decisions, perhaps with an example.

Response. The Registrant notes that the sub-adviser's risk mitigation tactics are proprietary and to divulge the tactics in detail or to provide specific example would subject the sub-adviser to a competitive disadvantage.

Comment 14. Under Principal Investment Strategies, please remove references to the sub-adviser's use of the Fund as part of its asset allocation strategy or relocate to principal investment strategies.

Response. The Registrant has removed references to the sub-adviser's use of the Fund as part of its asset allocation strategy.

Comment 15. Under Principal Investment Risks, if the Fund is to be sold through an insured depository institution or institutions, please include related risk disclosures to alert prospective shareholders that Fund shares are not FDIC insured.

Response. The Registrant notes that the Fund is not sold through insured depository institutions and has, therefore, omitted the risk disclosures described above.

Comment 16. Under Principal Investment Risks, please consider a more informative title for Subadviser's Investment Strategy Risk.

Response. Upon review, the Registrant does not believe it can craft a more informative title for Subadviser's Investment Strategy Risk.

Comment 17. Under Principal Investment Risks, please remove the last sentence under Active and Frequent Trading Risk, unless it presents a genuine and material conflict of interest for the sub-adviser.

Response. The Registrant believes that it provides useful information to prospective shareholders and believes the disclosure should remain as it describes a material risk.

Comment 18. Under Principal Investment Risks, under market risk, please elaborate on (a) how COVID-19 risks affect the Fund in particular, (b) how the sub-adviser will adjust the Fund's portfolio to respond to COVID-19 risks, (c) how the sub-adviser accounts for the transitive effects of COVID-19 risks on the healthcare and information technology sectors. In light of the Registrant's responses, adjust strategy disclosures accordingly.

Response. The Registrant has reviewed the concepts of the effect of the COVID-19 pandemic on the Fund, potential portfolio responses of the sub-adviser, and the transitive effects on the healthcare and information technology sectors. However, the Registrant believes that references to recent COVID-19 related developments in the market in general and the healthcare and information technology sectors would be too broad as to be helpful to shareholders and might tend to suggest a pandemic-based approach to selecting Fund investments that do not align with the sub-adviser's techniques. As to COVID-19 effects, the Registrant notes present risk disclosures alert shareholders to the general market-wide risks posed by COVID-19 and, perhaps more importantly, the high level of uncertainty that surrounds such effects. Additionally, the present risk disclosures include risks related to "… the spread of infectious illnesses or other public health issues (such as the global pandemic coronavirus disease 2019 (COVID-19))…" as well as a risk disclosure that such "… could have a significant impact on the Fund and its investments and may impair market liquidity…" and "…in ways that cannot necessarily be foreseen." The Registrant believes that to attempt to further specify how these events may affect the Fund and its investments would contradict the present risk disclosure as such risks are of the sort that cannot necessarily be foreseen.

Comment 19. Because Principal Investment Risks includes Preferred Stock Risk, please amend Principal Investment Strategies to describe how the sub-adviser chooses between common stocks and preferred stocks.

Response. The Registrant has amended disclosures to note that preferred stocks are viewed as an asset class and that the sub-adviser does not choose between common and preferred shares of an individual issuer.

Comment 20. Because Principal Investment Risks includes Sector Risk, please include detail on specific sectors, if they can be anticipated, and include the same under Principal Investment Strategies.

Response. The Registrant has amended sector risk in the statutory portion of the prospectus, but believes such inclusion in the summary prospectus would suggest more certainty than exists.

Comment 21. Because Principal Investment Risks includes Small- and Mid-Capitalization Companies Risk, please include Large Cap Company Risk or explain supplementally why the Registrant does not believe such disclosure it merited.

Response. The Registrant has considered the concept of Large Cap Company Risk and believes that because of the competitive advantages enjoyed by large cap companies that to present Large Cap Company Risk would be incongruous in light of the previously included "Small and Mid-Capitalization Companies Risk" disclosures.

Comment 22. Please identify the broad-based securities market index the Registrant anticipates using for the Fund.

Response. The Registrant anticipates using the S&P 500 Index.

Comment 23. Please include "Tactical asset allocation is an active portfolio management strategy that shifts the percentage of assets held in various sectors to seek to take advantage of what the Subadviser believes are the strongest market sectors." in the Item 4 Principal Investment Strategies disclosures.

Response. The Registrant has made the requested inclusion.

Prospectus-Statutory

Comment 24. Under Principal Investment Strategies, please explain in plain English:

(a)	how the sub-adviser chooses and uses sector-representative ETFs;
(b)	how are sector-representative ETFs identified (e.g. index-based or percent of assets);
(c)	how does the sub-adviser calculate the rate of change of the price of a sector-representative ETFs and over what time frames are used (e.g. daily, weekly);
(d)	does the sub-adviser consider ETF size and expenses when selecting an ETF;
(e)	are the results of ETF selection techniques consistent across sectors;
(f)	does the sub-adviser apply the same momentum measures to sectors and individual ETFs;
(g)	include additional factors other than momentum rank used by the sub-adviser to select among ETFs, individual common stocks, individual preferred stocks, and derivatives; and
(h)	how the sub-adviser's techniques inform a decision to sell.

Response. The Registrant has made the following revisions as follows.

(a)	The Registrant has amended disclosures to note that sector representative ETFs are chosen based upon purity of sector exposure, expense ratios, and liquidity.
(b)	Please refer to the response to Comment # 8 (b).

(c)	The Registrant notes that the time frames used in sub-adviser's momentum rank are proprietary and to divulge this level of detail would subject the sub-adviser to a competitive disadvantage. Consequently, the Registrant is not able to provide further details on this point.
(d)	Please refer to the response to (a) above.
(e)	The Registrant notes that the results of ETF selection techniques are consistent across sectors.
(f)	The Registrant notes that the sub-adviser applies the same momentum measures to sectors and individual ETFs, but does not believe additional disclosures on this point would be helpful to prospective shareholders as such would tend to clutter the prospectus.
(g)	The Registrant has amended disclosures to note that derivatives are used to amplify returns and enhance liquidity.
(h)	Please refer to the response to Comment # 13.

Comment 25. Please describe the length of the long term holding period for core positions; and reconcile establishing a holding period with high turnover risk.

Response. Please refer to the response to Comment # 11. The Registrant notes that the balance of the Fund's portfolio not allocated to core positions can produce high turnover over the course of a year.

Comment 26. Please describe how risk mitigation strategies interact with momentum measures to inform the buy, hold and sell decisions of the sub-adviser.

Response. Please refer to the response to Comment # 13.

Comment 27. Under Principal Investment Risks, Derivatives Risk, please provide more detail on the nature of each derivative instrument's risks.

Response. The Registrant has amended derivatives risk disclosures to provide more detail on the nature of each derivative instrument's risks.

Comment 28. Please include the first sentence under Holding Cash Risk, in the Principal Investment Strategies disclosures under Item 4 and Item 9.

Response. The Registrant has made the requested amendment.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

Parker Bridgeport

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